Via Edgar

March 10, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    KEMET Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 30, 2014
File No. 001-15491

Dear Mr. Vaughn:

KEMET Corporation (“KEMET”) has received your letter dated February 27, 2015
(the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above subject. We have addressed below the Staff’s comments set forth in the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 10-K for the Fiscal Year Ended March 31, 2014

Critical Accounting Policies, page 31

Goodwill and Long-Lived Assets, page 32

1.
We note your disclosure on page 33 that a one percent increase or decrease in the discount rate used in the valuation would have resulted in changes in the fair value of $(34.7) million and $21.2 million, respectively. In order to provide appropriate context in connection with your goodwill impairment evaluation, please tell us how a $34.7 million decline in the fair value would have impacted your evaluation of goodwill. Clarify if such a change would have resulted in an impairment charge for any of your reporting units.

Response:

Our goodwill and indefinite lived intangible assets are comprised of $35.6 million of goodwill related to KEMET Blue Powder Corporation (“Blue Powder”), a reporting unit within the Solid Capacitors Business Group, and a corporate indefinite lived intangible asset for $7.2 million related to the KEMET trademark.
For the annual goodwill impairment test we utilized the discounted cash flow method under the income approach. A 1% increase in the discount rate used in the discounted cash flow would not have impacted our valuation of goodwill and would not have resulted in an impairment charge for Blue Powder.
For the evaluation of our indefinite lived trademark asset we utilized the relief from royalty method under the income approach. A 1% increase in the discount rate used in the discounted cash flow would not have impacted our valuation of indefinite lived trademark asset and would not have resulted in an impairment charge for our indefinite lived trademark asset.

2.
Further to the above, for any reporting unit with material goodwill that is at risk of failing step one of the goodwill impairment test, please revise your discussion here in future filings to disclose the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. Please also disclose the amount of goodwill allocated to the reporting unit. As it relates to the valuation, please disclose the key assumptions used, how they were determined and the degree of uncertainty associated with the key assertions. Finally, discuss any potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:
Our goodwill of $35.6 million is related to KEMET Blue Powder, a reporting unit within the Solid Capacitors Business Group. Based upon the result of our goodwill impairment test, our goodwill was not at risk of failing step one of the impairment test as the fair value of the assets exceed the carrying value by more than 125%. We will include an affirmative statement in our next periodic report.

For future filings we will add the following narrative to our critical accounting policies to describe our key assumptions, how they were determined and the degree of uncertainty associated with key assumptions, and any potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions:

Our goodwill balance of $35.6 million is related to the KEMET Blue Powder Corporation (“Blue Powder”), a reporting unit within the Solid Capacitors Business Group. As part of our annual impairment testing we determine the fair value of our Blue Powder reporting unit using an income-based, discounted cash flow ("DCF") analysis. Significant assumptions used in the DCF analysis are:

•	the discount rate based on the weighted average cost of capital (“WACC”),

•	estimated production and Solid Capacitor consumption growth rates, and

•	the estimated market price and production cost for tantalum powder.
Our WACC is determined through market comparisons combined with small stock and equity risk premiums. Blue Powder’s production growth rates are estimated through KEMET’s three-year strategic plan. Since the market price for tantalum powder is difficult to forecast, as it varies depending on supply and demand, we kept the market price fixed throughout the analysis at the average price KEMET paid for powder in the reporting period. A decrease in tantalum powder production or the market value of tantalum powder or an increase in raw material prices or production costs could negatively impact our estimated fair value for Blue Powder in the future.

Note 7. Goodwill and Intangible Assets, page 81

3.
We note your presentation of the changes in the carrying amount of goodwill in total presented here. In accordance with FASB ASC 320-20-50-1, please revise future filings to also present this information for each reportable segment.

Response:
For future filings we will present the changes in the carrying amount of goodwill for each reportable segment similar to the revised fiscal year ended March 31, 2014 information presented below:

The changes in the carrying amount of goodwill for the years ended March 31, 2014 and 2013 are as follows (amounts in thousands):

	Fiscal Year 2014		Fiscal Year 2013
	Solid Capacitors	Film and Electrolytic	Solid Capacitors	Film and Electrolytic
Gross balance at beginning of fiscal year
Goodwill	35,584	1,092	35,584	1,092
Accumulated impairment losses	—	(1,092)	—	—
Net balance at the end of fiscal year	35,584	—	35,584	1,092

Impairment charges	—	—	—	(1,092)
Balance at the end of fiscal year
Goodwill	35,584	1,092	35,584	1,092
Accumulated impairment losses	—	(1,092)	—	(1,092)
Balance at the end of fiscal year, net	35,584	—	35,584	—

In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•	KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer